North Square Investments, LLC
CODE OF ETHICS

The purpose of this Code of Ethics (“Code”) is to help cause and confirm that North Square Investments, LLC (“NSI”) personnel place the interests of Clients ahead of their own personal interests. As described below, this Code applies to all employees of NSI. All employees of NSI are considered Access Persons, since they have, or could have, access to non-public information about securities transactions, holdings or recommendations for Client accounts. This Code and certain policies in the NSI Compliance Manual set forth the standards of business conduct required of Access Persons to comply with Federal Securities Laws.

1.	Standards of Business Conduct

NSI actively fosters a reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in us by our Clients is something we value and endeavor to protect. To further that goal, we have adopted this Code and separately implemented policies and procedures as part of the NSI Compliance Manual in areas such as gifts and entertainment, outside business activities, and political contributions to help prevent fraudulent, deceptive and manipulative practices, and to achieve compliance with the Federal Securities Laws and the fiduciary duties owed to our Clients.

We have affirmative duties of care, honesty, loyalty and good faith to act in the best interests of our Clients. Our Clients’ interests are paramount and come before our personal interests. Our employees are expected to behave as fiduciaries with respect to our Clients. This means that each must protect Client assets (including nonpublic information about the Client, or a Client’s account) and always act in the best interest of Clients. We must also strive to identify and avoid conflicts of interest however such conflicts may arise.

North Square employees must not:

•	employ any device, scheme or artifice to defraud a Client;
•	make any untrue statement of a material fact to a Client or omit to state to a Client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;
•	engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a Client;
•	engage in any manipulative practice with respect to a Client;
•	use their positions, or any investment opportunities presented by virtue of their positions, to personal advantage or to the detriment of a Client; or
•	conduct personal trading activities in contravention of this Code or applicable legal principles or in such a manner as may be inconsistent with the duties owed to Clients as a fiduciary.

Access Persons are expected to comply not merely with the “letter of the law”, but with the spirit of the law, this Code, the Foreside Distributors’ (“Foreside”) Code (for Registered Representatives as defined below) and the NSI Compliance Manual. Should you have any questions as to what is required under this Code, you should contact the Chief Compliance Officer (“CCO”).

We note that certain references in this Code are made to Foreside requirements for Registered Representatives that may be in place from time to time. It is meant to be helpful in pointing out that Registered Representatives are required to disclose to Foreside, among other things, Mutual Fund Only Accounts, to request approval in advance for opening any Reportable or Mutual Fund Only Account and to engage in any outside business activity. There may be other requirements imposed by Foreside, from time to time, and Registered Representatives should stay current with Foreside’s requirements.

2.	Definitions

As used in the Code, the following terms have the following meanings:

A.	Access Persons currently means all employees of NSI since they have, or could have access to, non-public information about securities transactions, holdings or recommendations for Client accounts. The CCO may make exceptions in the determination of who is an access person.

B.	Automatic Investment Plan means any program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including, but not limited to, any dividend reinvestment plan (DRIP).

C.	Beneficial Ownership means any interest by which you or any household member, directly or indirectly, derives a monetary benefit from purchasing, selling, or owning a security or account, or exercises investment discretion.

D.	Disclosable Accounts means any account that is not a Non-Reportable Account (such as a Mutual Fund Only Account, as described below).

E.	Material Non-Public Information is generally defined as non-public information regarding any security (including a derivative) or issuer that a reasonable investor would likely consider important when making an investment decision, and where the release of that information to the public would likely affect the price of the security.

F.	Non-Reportable Accounts: Non-Reportable accounts include:

1.	Accounts that cannot hold any other type of security except open-end mutual funds (“Mutual Fund Only Accounts”);

2.	529 savings accounts which own only open-end mutual funds; and

3.	Insurance policies or annuities that own securities where neither you nor any immediate family member has the ability to exercise direct or indirect control
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G.	Purchase or Sale of a Security includes, among other things, the writing or purchasing of an option to purchase or sell a security.

H.	Registered Representative is a term that describes someone who is licensed to sell securities and is sponsored by a firm registered with the Financial Industry Regulatory Authority (FINRA). Currently this means employees or independent contractors of NSI who are registered in this capacity with Foreside Distributors.

I.	Reportable Account for North Square means

1.	Any account capable of holding a Reportable Security (as defined below), including a managed account, even if you or a household member do not affect or direct the trading of Reportable Securities in that account.

J.	Reportable Security means any security (public or private) except:

1.	Direct obligations of the Government of the United States;

2.	Bankers’ acceptances, bank certificates of deposit, commercial paper and high- quality short-term debt instruments, including repurchase agreements;

3.	Shares issued by money market funds; and

4.	Shares issued by open-end funds. Certain NSI Funds can or do invest in ETFs, therefore ETFs are Reportable Securities.

3.	General Requirements and Restrictions

A.	Limit on Percentage of Ownership. Access Persons may not hold more than 5% of the outstanding securities of a single company without the approval of the CCO.

B.	Conflicts of Interest. Employees must disclose any conflicts of interest, or situations that may appear to be a conflict of interest, to the CCO.

C.	Forfeitures. In the event employee trading activity violates the Code the CCO may work with NSI senior leadership to determine whether any profits should be forfeited to charity, or if it results in an adverse impact to one or more Clients for the benefit of the Client(s).

D.	Reporting Violations. Any Access Person who believes that a violation of this Code has taken place must promptly report that violation to the CCO or to the CCO’s designee. Additionally, in the event that the CCO is involved in the violation, Access Persons may report violations to NSI Legal or the CEO. To the extent that such reports are provided to a designee (where the CCO is not involved), the designee shall provide periodic updates to the CCO with respect to violations reported. Access Persons may make these reports anonymously and no adverse action shall be taken against any such person making such a report in good faith.
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E.	Waivers. The CCO may grant waivers of any restriction in appropriate circumstances as determined by the CCO and will maintain records necessary to justify such waivers.

F.	Disclosure of Reportable Accounts. Access Persons must disclose all Reportable Accounts to the CCO and instruct their brokers to provide timely duplicate account statements and confirms to the CCO.

G.	Handling of Material Non-Public, Non-Public Personal Information, or Confidential Information. Always properly safeguard any confidential information you obtain in the course of your work.

1.	Any time you think you might have come into possession of Material Non-Public Information, alert both Legal and the CCO promptly. No other action, or communication of this information, can occur without an NSI determination confirming if the matter is Material Non-Public Information, and how to proceed.

2.	Any time you believe you might have come into possession of Non-Public Personal Information (that has not previously been addressed) of an individual investor, alert both the Chief Operations and Information Officer and the CCO promptly. Do not distribute this information until NSI has determined the sensitivity of the issue. NSI will review and consider steps to prevent the data from entering NSI’s environment or add additional protections as appropriate.

4.	Pre-clearance and Reporting Procedures

All reporting obligations (personal transaction requests, quarterly code of ethics certifications, political contribution requests, outside activities, etc.) should be made through NSI's online compliance system.

If you cannot access your account for any reason or if you are experiencing a technical issue, please notify the CCO.

A.	Pre-clearance for New Reportable Accounts

1.	For Non-Registered Representatives: new Reportable Accounts, as defined above, do not require pre-clearance, but must be reported within 10 business days and added to NSI's online compliance system.

2.	For Registered Representatives: In addition to the above requirements for all Access Persons, prior to opening an account, Registered Representatives must provide written notice and receive prior written consent from Forside concerning any outside brokerage accounts and Mutual Fund Only Accounts.

B.	Securities Transactions

Except as described below, Access Persons are required to pre-clear transactions in all Reportable Securities. These proposed transactions will be compared against the trading activity of our Clients. While still required to be pre-cleared, trades in large cap securities

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(defined as companies with market capitalization at or above $10B) are generally unrestricted and will be approved. Trading permission for all other Reportable Securities, buy or sell, is contingent on the absence of any recent (within 3-business days from the date of a Client trade, including the day of the trade) trading activity for any Client accounts. Upon request, the CCO may override this requirement but only upon receiving written confirmation from the Client’s sub-adviser that the Client’s interests would not be harmed by the transaction. Pre-clearance will be effective until the end of the next trading day, unless otherwise specified.

IPO, Private Placement and Limited Offering Restrictions. Employees may not acquire any securities issued as part of an IPO, Private Placement or a Limited Offering, absent prior written approval of the CCO or the CCO’s designee. IPOs are generally prohibited, but approval may be granted in very special circumstances, such as when you already have equity in the company and are offered shares, or a family member has been offered shares as an employee. Registered Representatives are further restricted from participating in equity IPOs under FINRA Rule 5130.

The approval process for IPO, Private Placement and Limited Offerings will take into account, among other factors, whether the security would or even could (especially with respect to private placements) be purchased by a Client, and whether (if so permitted) the investment opportunity should be reserved for a Client. Employees should allow for at least 3 days for compliance to confirm a trade does not compete with the interests of Clients.

No Access Person shall review his or her own reports or approve his or her own pre- clearance or exemptions from this Code. When such actions are to be undertaken with respect to a personal transaction of the CCO, NSI Legal or the CEO will perform such actions as are required of the CCO by this Code.

Pre-clearance is not required for the following (although such accounts remain Reportable Accounts):

(i)	Purchases or sales effected in any account (other than a managed account as described below) over which the Access Person has no direct or indirect influence or control;

(ii)	Transactions in managed accounts (i.e. discretion provided to a third party), provided the employee does not direct trades in that account;

(iii)	Purchases or sales which are part of an Automatic Investment Plan or DRIP; and

(iv)	Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

Access Persons should consult with the CCO if there are any questions about whether one of the exemptions listed above applies to a given transaction. In addition, from time to time and in the sole

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discretion of the CCO, we will maintain a “Restricted List” of securities in which Access Persons may not trade.

C.	Reporting Procedures

1.	Initial and Annual Holdings Reports. Each Access Person must submit a report through NSI's online compliance system (i) not later than ten (10) days after becoming an Access Person, reflecting the Access Person’s Reportable Accounts and holdings of Reportable Securities as of a date not more than 45 days prior to becoming an Access Person; and (ii) annually, on a date selected by the CCO, as of a date not more than 45 days prior to the date the report was submitted.

Holdings reports must contain the following information:

(a)	the title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

(b)	the name of any broker, dealer or bank with which the Access Person maintains a Reportable Account in which any Reportable Securities are held for the Access Person’s direct or indirect benefit; and

(c)	the date the Access Person submits the report.

2.	Quarterly Reports. Within 30 days after the end of each calendar quarter, each Access Person must submit a report covering all transactions in Reportable Securities.

Transactions reports shall contain the following information:

(a)	the date of the transaction, the title and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Reportable Security involved;

(b)	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(c)	the price of the security at which the transaction was effected;

(d)	the name of the broker, dealer or bank with or through which the transaction was effected; and

(e)	the date the Access Person submits the report.
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D.	Exceptions to Reporting Requirements. The reporting requirements apply to all transactions in Reportable Securities other than:

1.	transactions with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control; and
2.	transactions effected pursuant to an Automatic Investment Plan or DRIP

Although Access Persons are not required to pre-clear transactions in accounts for which the Access Person does not have direct or indirect control, the Access Person must certify that he or she does not have direct or indirect control upon the initial reporting of the account and on a quarterly basis thereafter.

Granting third-party discretionary investment authority over an account does not, by itself, exempt an account from the reporting requirements. Similarly, trusts over which an Access Person is the grantor or beneficiary may also be subject to the reporting requirements, regardless of whether a trustee has management authority. NSI may, among other things, request certifications from third-party managers regarding the Access Person’s influence over the account. If an Access Person is unsure as to whether an account is qualified for the exception, he or she should consult with the CCO.

In the event the discretion over the account changes such that the Access Person has direct or indirect control, the Access Person must promptly report to the CCO and begin providing quarterly transactions for the account.

5.	Code Notification and Access Person Certifications

Access Persons shall receive a copy of the Code upon hire, annually, and as amended. Each Access Person shall certify they have read the Code, understand it, recognize they are subject to it, and have complied with all applicable requirements.

Adopted January 23, 2019

As Amended March 31, 2023

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